Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces Acquisition and Option Agreement to Sell the Neavesville,
New Zealand Gold-Silver Property

Vancouver, British Columbia, November 19, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the acquisition of the Neavesville gold-silver property (the “Property”) located in the Hauraki goldfield of New Zealand’s

North Island. The Company is also pleased to announce the execution of a definitive agreement with Glass Earth Gold Limited (TSX Venture: GEL; NZAX: GEL) (“GEL”) giving GEL an option to acquire the wholly-owned EMX subsidiary that controls the Property. The agreement provides for staged payments and work obligations from GEL, as well as immediate reimbursement of EMX’s exploration costs.

EMX acquired the Neavesville exploration licenses by staking, and with minimal cost. The sale of a property covering a historic gold-silver resource reported under JORC standards in a key mining district serves as another example of the Company’s execution of the prospect generation model. The agreement with Glass Earth Gold is structured with a) in-ground spending requirements to further develop the asset’s value, b) a pre-production revenue stream denominated in terms of gold ounces, and c) a revenue stream based on production, all to the benefit of EMX.

The Neavesville Property consists of two exploration permits totaling over 30 square kilometers that cover two main centers of epithermal gold-silver mineralization (Neavesville and Chelmsford). One of the mineralized centers, named Trig Bluffs, has a historic near-surface inferred resource of 3.2 million tonnes averaging 2.7 g/t gold and 8.9 g/t silver, and containing 289,000 ounces of gold and 944,000 ounces of silver (R. Brathwaite, IGNS report, 1999; 2001). In addition, a separate higher-grade historic inferred mineral resource of approximately 0.47 million tonnes at 7.1 g/t gold and 20.7 g/t silver, and containing 107,000 ounces of gold and 312,000 ounces of silver, was reported for mineralization at depth beneath Trig Bluffs.

Overview of Commercial Terms. The agreement with GEL provides for staged payments and obligations as summarized below:

  Immediate reimbursement of EMX’s exploration costs (C$85,567);

  Payment of 850 troy ounces of gold* prior to the earlier of acquisition of surface access or December 31, 2013;

  A total of 5,000 meters of drilling;

  The filing of a Technical Report with updated NI 43-101/JORC resource estimates before the earlier of (a) 24 months after the gold payment above or (b) December 31, 2015, at which time GEL can exercise the option;

  Additional payments (“Additional Payments”) prior to exercise of the purchase option at the rate of 75 troy ounces of gold* per annum and, after exercise of the purchase option, at the rate of 100 troy ounces of gold* per annum, which payments may be credited against the Deferred Consideration as set forth below;

  Agreement to pay amounts (“Deferred Consideration”) equivalent to 2% of net smelter returns from production from the exploration licenses; in any given year, Additional Payments made prior to production may be credited against up to 80% of the Deferred Consideration payable in that year;

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  Beginning with a decision to construct a mine based on a NI 43-101 / JORC feasibility level Technical Report that supports a positive production decision, payment of 0.01 troy ounce of gold for each of the first 500,000 ounces of contained gold in proven and probable (P&P) reserves*. For any contained ounces of gold in P&P reserves that exceed 500,000 ounces over the life of the project, the gold payment to EMX will be reduced to 0.005 troy ounces of gold per contained ounce.

* Gold payments may also be made in equivalent US dollars at the then spot price of gold or in equivalent Glass Earth fully paid ordinary shares – the mode of payment to be at Glass Earth’s election. Payment using Glass Earth shares would be subject to TSX Venture approval.

Neavesville Property Background. Neavesville occurs in the Hauraki goldfield of New Zealand’s North Island. The Hauraki goldfield hosts several gold-silver and copper-gold-molybdenum deposits in a 200 by 40 kilometer, north-south trending metallogenic belt. The Property hosts a variety of gold-silver mineralization styles that include replacement bodies in black shales and breccias, as well as higher-grade, structurally controlled quartz veins that have similar geologic features to other deposits of the Hauraki goldfield, including Newmont’s Martha Hill gold-silver mine located 25 kilometers to the southeast.

The Property consists of the Pakirarahi No. 1 and No. 2 exploration permits, which cover the historic underground and shallow open cut workings of the Neavesville “gold-silver field”. These mines produced intermittently from 1875 to 1940. Neavesville’s history of gold-silver mining attracted a number of exploration companies that were active from the 1970s through 2007, including Amoco (Cyprus), CRA, Homestake, City Resources, Normandy, and Newmont. Work conducted by previous operators includes 63 diamond holes totaling over 8,900 meters of drilling, more than 1,400 rock samples, soil sampling grids, and numerous campaigns of geophysical surveys (i.e., magnetics, gravity, EM, etc.).

The largest of the gold systems defined by the historic drilling and surface geochemistry is centered on Trig Bluffs, and measures approximately 2.5 by 1.5 kilometers. Epithermal gold-silver mineralization is developed in a large multiphase breccia complex that cuts faulted volcanic and minor sedimentary sequences, as well as along steeply dipping quartz-adularia veins, and as stockworks in breccias and dacite porphyry. Further, the historic exploration datasets, as augmented by recent EMX geophysical surveys, have identified additional targets at the Chelmsford and Oneura prospects.

Historic inferred mineral resource estimates for Trig Bluffs were reported according to JORC standards in 1999 (and amended in 2001) by the Institute of Geological and Nuclear Sciences (“IGNS”), a government research institute (R. Brathwaite, IGNS report, 1999; 2001). A near-surface, historic resource estimate for the “upper zone” mineralization was based upon cross-section polygons at 50-meter spacing and a cutoff grade of 0.7 g/t gold. This near-surface inferred resource was reported as 3.2 million tonnes averaging 2.7 g/t gold and 8.9 g/t silver, containing 289,000 ounces of gold and 944,000 ounces of silver. In addition, a historic inferred mineral resource for deeper, potentially underground mineable mineralization was also estimated with the polygonal method, assuming a maximum projection of 25 meters, a minimum width of one meter, and a cutoff grade of 10 gram-meters (i.e., the product of the gold grade and true width thickness of the drill hole intercept). This historic resource was reported as 0.47 million tonnes averaging 7.1 g/t gold and 20.7 g/t silver for mineralization occurring at depth beneath Trig Bluffs (R. Brathwaite, IGNS report, 1999; 2001). A Qualified Person has not performed sufficient work to classify the historic estimates as current mineral resources, and EMX is not treating the estimates as current mineral resources. The historic estimates should not be relied upon until they can be confirmed. However, the drill-delineated Trig Bluffs gold-silver mineralization described by the IGNS report is considered relevant.

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Comments on Sampling, Assaying, and QA/QC. EMX conducted reconnaissance level due diligence geologic mapping and rock sampling at Neavesville. Over 20% of EMX’s rock samples (total of 35 samples) assayed greater than 0.2 g/t gold, including 4.12 g/t, 2.74 g/t, and 1.89 g/t gold. One rock sample assayed 13.8 g/t silver.

EMX’s exploration samples were collected in accordance with accepted industry procedures and best practice standards. The samples were submitted to SGS Labs (ISO 9001:2000 accredited) in Waihi, New Zealand for analysis. Gold was analyzed by fire assay with an AAS finish, and multi-element analyses were determined with aqua regia digestion and ICP/MS techniques. Routine QA/QC analysis is conducted on assay results, including the systematic utilization of certified reference materials, blanks and field duplicates.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

David Royle, B.Sc. (Hons), FAusIMM, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has verified and approved disclosure of the technical information contained in this news release.

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For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, expectations of project funding by joint venture partners, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2012 (the “MD&A”) and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

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Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This news release may use the terms “inferred” and “indicated” resources. Certain mineral resource numbers contained in this news release have been prepared in accordance with the JORC Code. While the terms "indicated mineral resource" and "inferred mineral resource" are required pursuant to the JORC Code, the SEC does not recognize such terms. JORC standards differ significantly from the requirements of the SEC, and mineral resource information prepared in accordance with the JORC Code is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com